ANGKASA MARKETING BERHAD (41515-D)
A Member of The Lion Group

02034699

22 May 2002

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

a) Financial Result Announcement dated 20 May 2002, Re: Quarterly report on consolidated results for the financial period ended 31 March 2002;

b) General Announcement dated 20 May 2002, Re: First Announcement pursuant to Paragraph 8.14 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE") and Practice Note No. 4/2001 issued by the KLSE; and

c) General Announcement dated 20 May 2002, Re: Angkasa Marketing Berhad - Proposed Subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri Cheng Heng Jem ("Proposed Subscription"), and Proposed disposal by AMB Venture Sdn. Bhd. of 25,000,000 ordinary shares of RM1.00 each in ATE, representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("Proposed Disposal").

Please contact the undersigned for any queries.

PROCESSED
JUN 13 2002
THOMSON FINANCIAL

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

dlw 6/10

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Form Version 2.0

Financial Result Announcement

Ownership transfer to ANGKASA/EDMS/KLSE on 20-05-2002 05:27:22 PM
Reference No AA-020520-3F037

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**WONG PHOOI LIN**
* Designation	:	**SECRETARY**

*** Financial Year End** : **30-06-2002**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

Quarterly report on consolidated results for the financial period ended
*** 31-03-2002 .**

*** The figures ○ have been audited ● have not been audited .**

CONSOLIDATED INCOME STATEMENT

			INDIVIDUAL PERIOD		CUMULATIVE PERIOD	
		*	CURRENT YEAR QUARTER 31-03-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31-03-2001 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE 31-03-2002 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31-03-2001 [dd/mm/yyyy] RM'000
1	(a)	Revenue	120,148	308,430	594,282	985,114
	(b)	Investment income				
	(c)	Other income	1,393	6,497	12,155	19,610
2	(a)	Profit/(loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items	9,162	-8,891	9,468	-3,274
	(b)	Finance Cost	-22,645	-22,998	-62,476	-70,689
	(c)	Depreciation and amortisation	-13,180	-7,812	-28,173	-20,099
	(d)	Exceptional items				
	(e)	Profit/(loss) before income tax, minority interests and extraordinary items	-26,663	-39,701	-81,181	-94,062

ANGKASA MARKETING BERHAD (41515-D)

Secretary

20 MAY 2002

(f)	Share of profits and losses of associated companies	-3,395	2,744	-2,810	15,703
(g)	Profit/(loss) before income tax, minority interests and extraordinary items after share of profit and losses of associated companies	-30,058	-36,957	-83,991	-78,359
(h)	Income tax	-724	-715	-972	-2,614
(i) (i)	Profit/(loss) after income tax before deducting minority interests	-30,782	-37,672	-84,963	-80,973
(ii)	Minority interests	6,861	4,197	18,884	16,916
(j)	Pre-acquisition profit/(loss), if applicable				
(k)	Net Profit/(loss) from ordinary activities attributable to members of the company	-23,921	-33,475	-66,079	-64,057
(l) (i)	Extraordinary items				
(ii)	Minority interests				
(iii)	Extraordinary items attributable to members of the company				
(m)	Net profit/ (loss) attributable to members of the company	-23,921	-33,475	-66,079	-64,057
3	Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any :				
(a)	Basic (based on ordinary shares - sen)	-16.22	-22.70	-44.81	-43.44
(b)	Fully diluted (based on ordinary shares - sen)	-16.22	-22.70	-44.81	-43.44
4 (a)	Dividend per share (sen)				
(b)	Dividend Description				

		AS AT END OF CURRENT QUARTER	AS AT PRECEDING FINANCIAL YEAR END
5)	Net tangible assets per share (RM)	-0.2600	0.1700

Remark :

Please attach the full Financial Result Announcement here :

Kindly note that only attachment prepared using Microsoft Word and Microsoft Excel are to be attached.

Amb.xls

ANGKASA MARKETING BERHAD (41515-D)

Secretary

20 MAY 2002

ANGKASA MARKETING BERHAD (41515-D)
(Incorporated In Malaysia)

QUARTERLY REPORT

Quarterly report on consolidated results for the third quarter ended 31 March 2002.
The figures have not been audited.

CONSOLIDATED INCOME STATEMENT

			NOTE	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
				CURRENT YEAR QUARTER 31/03/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2001 RM'000	CURRENT YEAR TO DATE 31/03/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2001 RM'000
1.	(a)	Revenue		120,148	308,430	594,282	985,114
	(b)	Investment income		-	-	-	-
	(c)	Other income		1,393	6,497	12,155	19,610
2.	(a)	Profit / (loss) before finance cost, depreciation and amortisation, exceptional items, income tax, minority interests and extraordinary items		9,162	(8,891)	9,468	(3,274)
	(b)	Finance cost		(22,645)	(22,998)	(62,476)	(70,689)
	(c)	Depreciation and amortisation		(13,180)	(7,812)	(28,173)	(20,099)
	(d)	Exceptional items	2	-	-	-	-
	(e)	Profit / (loss) before income tax, minority interests and extraordinary items		(26,663)	(39,701)	(81,181)	(94,062)
	(f)	Share of profits and losses of associated companies		(3,395)	2,744	(2,810)	15,703
	(g)	Profit / (loss) before income tax, minority interests and extraordinary items		(30,058)	(36,957)	(83,991)	(78,359)
	(h)	Income tax	4	(724)	(715)	(972)	(2,614)
	(i)	(i) Profit / (loss) after income tax before deducting minority interests		(30,782)	(37,672)	(84,963)	(80,973)
		(ii) Less minority interests		6,861	4,197	18,884	16,916
	(j)	Pre-acquisition profit / (loss), if applicable		-	-	-	-
	(k)	Net profit / (loss) from ordinary activities attributable to members of the company		(23,921)	(33,475)	(66,079)	(64,057)
	(l)	(i) Extraordinary items	3	-	-	-	-
		(ii) Less minority interests		-	-	-	-
		(iii) Extraordinary items attributable to members of the company		-	-	-	-
	(m)	Net profit / (loss) attributable to members of the company		(23,921)	(33,475)	(66,079)	(64,057)
3.		Earnings per share based on 2(m) above after deducting any provision for preference dividends, if any:-					
	(a)	Basic (based on 147.5 million ordinary shares) (sen)		(16.22)	(22.70)	(44.81)	(43.44)
	(b)	Fully diluted (based on 147.5 million ordinary shares) (sen)		(16.22)	(22.70)	(44.81)	(43.44)

ANGKASA MARKETING BERHAD (41515-D)

(Incorporated In Malaysia)

QUARTERLY REPORT

CONSOLIDATED BALANCE SHEET

		NOTE	AS AT END OF CURRENT QUARTER 31/03/2002 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/06/2001 RM'000
1.	Property, plant and equipment		652,875	677,793
2.	Investment in associated companies		332,722	368,107
3.	Long term investments		42,096	10,477
4.	Goodwill on consolidation		20,372	21,124
5.	Other intangible assets		1,514	1,648
6.	Current Assets			
	Inventories		200,549	166,517
	Trade receivables		233,416	292,362
	Other receivables, deposits and prepayments		155,089	90,095
	Amount due from related companies		335,407	328,787
	Fixed deposits		80,449	100,523
	Cash		28,530	40,557
			1,033,440	1,018,841
7.	Current Liabilities			
	Trade payables		174,188	199,365
	Other payables and accruals		349,462	274,353
	Amount due to related companies		223,961	217,007
	Short term borrowings	10	1,078,918	1,053,937
	Provision for taxation		60,117	68,215
	Provision for liabilities		65,290	65,290
	Proposed dividend		-	106
			1,951,936	1,878,273
8.	Net current liabilities		(918,496)	(859,432)
			131,083	219,717
9.	Shareholders' funds			
	Share capital		147,451	147,451
	Reserves			
	Share premium		72,810	72,810
	Translation reserves		114,872	112,764
	Others		3,519	3,458
	Accumulated loss		(354,924)	(288,554)
			(16,272)	47,929
10.	Minority Interests		134,278	152,633
11.	Long term borrowings	10	12,471	18,369
12.	Other long term liabilities		-	180
13.	Deferred taxation		606	606
			131,083	219,717
14.	Net tangible assets/(liabilities) per share (RM)		(0.26)	0.17

NOTES

1. **ACCOUNTING POLICIES**

The quarterly financial statements of the Group are prepared using accounting policies and methods of computation consistent with those adopted in the most recent annual audited financial statements and are in compliance with the approved accounting standards issued by the Malaysian Accounting Standards Board (MASB) that are applicable for the current financial year. There have been no significant changes to these policies.

2. **EXCEPTIONAL ITEMS**

There were no exceptional items for the current quarter and financial year to date.

3. **EXTRAORDINARY ITEMS**

There were no extraordinary items for the current quarter and financial year to date.

4. **INCOME TAX**

	CURRENT YEAR QUARTER 31/03/2002 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2001 RM'000	CURRENT YEAR TO DATE 31/03/2002 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2001 RM'000
Income tax includes :-				
(a) Current	-	140	23	366
(b) (Over) / Underprovision in prior years	467	-	481	(85)
(c) Associated companies	257	575	468	2,333
	724	715	972	2,614

Although the Group incurred a loss in the current quarter and financial year to date, it has a tax charge arising primarily on profits from its associated companies operating in the People's Republic of China and in Malaysia.

5. **UNQUOTED INVESTMENTS AND / OR PROPERTIES**

There were no profits or losses on sale of unquoted investments and / or properties during the current quarter and financial year to date.

6. **QUOTED SECURITIES**

a. There were no purchases or disposals of quoted securities for the current quarter and financial year to date.

b. The Group's investments in quoted securities as at end of the reporting period are as follows:

	AS AT END OF CURRENT QUARTER 31/03/2002 RM'000
At costs	8,057
At net book value	8,057
At market value	1,038

7. **CHANGES IN THE COMPOSITION OF THE GROUP**

Except for the cessation of the steel trading operation which took effect on 1 October 2001, there were no other changes in the composition of the Group for the currant quarter and financial year to date.

8. **STATUS OF CORPORATE PROPOSALS**

The status of corporate proposals as announced to the Kuala Lumpur Stock Exchange are as follows:

No.	Date of Announcement	Subject	Status
8.1	5.7.2000, 19.10.2000, 26.2.2001, 30.3.2001, 2.5.2001, 8.10.2001, 26.3.2002 and 9.5.2002	Proposed Group Wide Restructuring Scheme ("Proposed GWRS") with the objective to: a) consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; b) reorganise and restructure the Group's business. The Proposed GWRS involve, inter alia, the following corporate proposals: i) Proposed reduction of RM0.70 in each of the existing issued and paid-up capital of RM1.00 each in the Company and thereafter consolidation on the basis of 10 ordinary shares of RM0.30 each into 3 ordinary shares of RM1.00 each. ii) Proposed acquisition of 100% equity interest in Silverstone Berhad from Amsteel Corporation Berhad ("Amsteel") Group, Lion Corporation Berhad ("LCB") Group, parties deemed connected to Tan Sri Cheng Heng Jem and Datuk Cheng Yong Kim and all other minority shareholders of Silverstone Berhad at a consideration of RM255.68 million to be satisfied by: (a) netting off against inter-company balance with the LCB Group; and (b) issuance of shares in the Company. iii) Proposed disposal of 20% equity interest in Avenel Sdn Bhd ("Avenel") to Amsteel and the payment to Amsteel of RM80.63 million in respect of the proposed disposal, in view of the excess of Avenel's debts over the fair value of Avenel's assets. (continue on next page)	Approval obtained from: a) Ministry of International Trade and Industry on 23.4.2002; b) Foreign Investment Committee on 27.4.2002 and 7.5.2002; and c) Bank Negara Malaysia on 3.5.2002. Pending approval of : a) Securities Commission; b) Kuala Lumpur Stock Exchange; c) Scheme Creditors; d) Shareholders of the Company and all other participating companies concerned; and e) Any other relevant authorities. Orders granted by the High Court to convene the following meetings of the relevant companies to approve the Proposed GWRS pursuant to Section 176(1) of the Companies Act, 1965: a) Financial Institution Creditors'/Members' meetings before 1.10.2002; and b) Non-Financial Institution Creditors' meetings before 2.11.2002.

8. **STATUS OF CORPORATE PROPOSALS (Cont'd)**

No.	Date of Announcement	Subject	Status
8.2	11.11.2000, 9.1.2001, 27.2.2001, 18.5.2001, 1.10.2001, 20.11.2001, 28.12.2001, 9.1.2002, 22.2.2002, 30.4.2002 and 9.5.2002	i) Proposed subscription by Tan Sri Cheng Heng Jem or his nominees of 2,530,000 new ordinary shares of RM1.00 each representing approximately 9.19% of the enlarged share capital of Angkasa Transport Equipment Sdn Bhd ("ATE"), a wholly-owned subsidiary of AMB Venture Sdn Bhd ("AMBV") which is in turn a wholly-owned subsidiary of the Company for a cash consideration of RM3.365 million. ii) Proposed disposal of 25,000,000 ordinary shares of RM1.00 each in ATE, representing approximately 90.81% of the enlarged share capital of ATE by AMBV to Lion Asiapac Limited ("LAP") for a total consideration of SGD15,383,527 to be satisfied by an issuance of 61,534,108 new ordinary shares of SGD0.25 each in LAP ("LAP shares") at an issue price of SGD0.25 per LAP share with 61,534,108 free detachable LAP warrants (in the event the proposed listing of Anhui Jianghuai Automotive Chassis Co Ltd ("AJ Auto")("Proposed Listing") is not completed by 30 September 2001) or SGD37,255,682 to be satisfied by an issuance of 149,022,728 LAP shares at an issue price of SGD0.25 per LAP share with 149,022,728 free detachable LAP warrants (in the event the Proposed Listing is completed by 30 September 2001), subject to LAP repaying an outstanding loan of Rmb20 million in ATE ("Proposed Disposal") iii) Proposed offer for sale by AMBV of up to 25% of the LAP shares with free detachable LAP warrants to be issued by LAP to AMBV as consideration pursuant to the Proposed Disposal, to the shareholders of LAP (apart from the Amalgamated Containers Berhad Group and other parties deemed connected to AMBV) and/or the public at an offer price of not less than SGD0.25 for each LAP share (equivalent to approximately RM0.54 per LAP share) with one detachable LAP warrant. (continue on next page)	Approval obtained from: a) Bank Negara Malaysia; b) Securities Industry Council of Singapore ("SIC") on the waiver of the mandatory offer on the LAP shares pursuant to the issue of the LAP shares and warrants; and c) Foreign Investment Committee. Pending approvals of: a) the shareholders of the Company; b) Securities Commission; c) the Singapore Exchange Securities Trading Limited; and d) any other relevant authorities.

8. **STATUS OF CORPORATE PROPOSALS (Cont'd)**

No.	Date of Announcement	Subject	Status
8.3	1.10.2001, 28.11.2001, 24.12.2001, 8.2.2002, 23.4.2002 and 16.5.2002	i) Proposed joint-venture between the Company and Suzuki Motor Corporation, Japan ("SMC") for the purpose of establishing a strategic alliance between the Company and SMC to assemble and distribute the "Suzuki" motorcycles through Lion Suzuki Marketing Sdn Bhd ("LSM") and Suzuki Assemblers Malaysia Sdn Bhd ("SAM"); ii) Proposed disposal of 1,530,510 ordinary shares of RM1.00 each in LSM, representing 51% equity interest in LSM to SMC for a cash consideration of RM1,227,789 ("Proposed Disposal of LSM"); and iii) Proposed disposal of 13,393,298 ordinary shares of RM1.00 each in SAM, representing 51% equity interest in SAM to SMC for a cash consideration of RM26,682,706 ("Proposed Disposal of SAM").	Approvals have been obtained from: i) Foreign Investment Committee ("FIC") for the Proposed Disposal of LSM on 24.11.2001. However, SMC had on 20.12.2001 submitted their appeal to FIC to review the conditions imposed. FIC had rejected SMC's appeal and in view thereof, SMC had agreed to accept the conditions imposed; ii) Ministry of International Trade and Industry for the Proposed Disposal of SAM on 31.1.2002; and iii) Shareholders of the Company on 9.5.2002. Completed on 16.5.2002. The Company continues to hold the remaining balance 49% equity each in SAM and LSM.

9. **ISSUANCES AND REPAYMENT OF DEBT AND EQUITY SECURITIES**

There were no issuances and repayments of debt and equity securities, share buy-backs, share cancellations, shares held as treasury shares and resale of treasury shares for the current financial year to date.

10. **GROUP BORROWINGS AND DEBT SECURITIES**

	Short Term RM'000	Long Term RM'000	Total RM'000
Secured	31,060	5,628	36,688
Unsecured	1,047,858	6,843	1,054,701
	1,078,918	12,471	1,091,389

The Group's borrowings are denominated in the following currencies:

	Foreign currency '000	RM'000
- Ringgit Malaysia	-	83,630
- US Dollar	159,308	604,666
- Rmb	878,007	403,093
		1,091,389

11. CONTINGENT LIABILITIES

	GROUP AS AT END OF REPORTING PERIOD 31/03/2002 RM'000	COMPANY AS AT END OF REPORTING PERIOD 31/03/2002 RM'000
Guarantees given to financial institutions for bank facilities granted to subsidiary companies - unsecured	-	121,871
Guarantees or indemnity given to financial institutions for bank facilities granted to an associated company - unsecured	152,506	152,506
	152,506	274,377

12. OFF BALANCE SHEET FINANCIAL INSTRUMENTS

There were no financial instruments with off balance sheet risk as at 13 May 2002.

13. MATERIAL LITIGATION

The Group does not have any material litigation which, in the opinion of the Directors, would have a material adverse effect on the financial results of the Group.

14. SEGMENTAL INFORMATION

The Group's segment revenue, result and assets employed in each segment for the current financial year to date are as follows:

By Industry

		Revenue RM'000	Profit / (Loss) RM'000	Total Assets Employed RM'000
Steel	#	219,325	(605)	372,733
Motor		196,067	(13,877)	425,014
Tyre		176,454	(13,334)	799,105
Others		2,436	(2,397)	133,911
		594,282	(30,213)	1,730,763
Associated companies			(2,810)	352,256
Net interest expenses			(50,321)	-
Amortisation of goodwill on consolidation			(752)	-
Amortisation of reserve on consolidation			105	-
			(83,991)	2,083,019

By Geographical Location

	Revenue RM'000	Profit / (Loss) RM'000	Total Assets Employed RM'000
Malaysia	353,828	(12,889)	614,581
Overseas	240,454	(17,324)	1,116,182
	594,282	(30,213)	1,730,763
Associated companies :			
Malaysia		1,110	27,786
Overseas		(3,920)	324,470
Net interest expenses		(50,321)	-
Amortisation of goodwill on consolidation		(752)	-
Amortisation of reserve on consolidation		105	-
		(83,991)	2,083,019

The Group ceased its steel trading operation upon the termination of the steel distributorship agreement with Amsteel Mills Sdn Bhd with effect from 1 October 2001.

15. **COMPARISON WITH THE PRECEDING QUARTER'S RESULTS**

Revenue of the Group for the quarter under review was lower at RM120.1 million compared to RM135.4 million achieved in the preceding quarter. This was attributable mainly to lower sales volume achieved by our Motor division. However, with the improvement in the Tyre division's performance, the Group registered a lower loss before taxation for the current quarter of RM30.1 million.

16. **REVIEW OF PERFORMANCE**

On a year to date basis, revenue was lower upon the cessation of the steel trading business. Loss for the period was correspondingly higher as our associated companies operating in China namely Nanjing Jincheng Machinery Co Ltd recorded a loss of RM5.1 million as against a profit of RM6.7 million in the previous period. The Group has also ceased to equity account for the result of Anhui Jianghuai Automotive Chassis Co Ltd as the Group's equity interest has dropped to 16% after the listing of the Company. However, the loss was mitigated by improved performance by the Tyre division.

17. **SUBSEQUENT EVENT**

Except as disclosed in Note 8, there are no other material events up to the date of this report.

18. **SEASONALITY AND CYCLICALITY OF OPERATIONS**

The operations of the Group is not subject to material seasonal or cyclical effects.

19. **PROSPECTS**

The Board of Directors expects the difficult operating environment of the Group for the next quarter to remain.

20. **VARIANCE ON ACTUAL RESULTS FROM FORECAST PROFIT AND SHORTFALL IN PROFIT GUARANTEE**

This note is not applicable.

21. **DIVIDEND**

No interim dividend has been recommended for the quarter under review.

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **20-05-2002 05:40:14 PM**
Reference No **AA-020520-51C9D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
First Announcement pursuant to Paragraph 8.14 of the Listing Requirements of the Kuala Lumpur Stock Exchange ("KLSE") and Practice Note No. 4/2001 issued by the KLSE

* **Contents :-**

In accordance with the requirements of Practice Note No. 4/2001 issued pursuant to paragraph 8.14 of the KLSE's Listing Requirements ("PN4"), the Directors of Angkasa Marketing Berhad ("Angkasa") hereby announce that Angkasa is an affected listed issuer as the consolidated adjusted shareholders' equity (as defined in Section 2.2(a) of PN4) of Angkasa calculated based on the unaudited consolidated balance sheet of Angkasa as at 31 March 2002 shows a deficit of RM18.8 million.

Pursuant to the PN4, Angkasa is :

1) given a time frame of between 6 to 12 months to implement its plan to regularise its financial conditions;

2) to announce the status of its plan to regularise its financial condition on a monthly basis until further notice from the KLSE;

3) to submit monthly reports to the KLSE within 10 market days from the end of each month reported;

4) to announce its compliance, or failure to comply, with any particular obligation imposed on Angkasa by the KLSE pursuant to PN4 as and when such obligation becomes due; and

5) to appoint a monitoring accountant if Angkasa falls within the criteria set out in paragraph 6.1 of PN4.

Failure to comply with any of the aforesaid obligations imposed by PN4 may lead to the suspension or de-listing of Angkasa shares from the KLSE.

In relation to item (1) above, shareholders and potential investors should refer to the announcements made jointly by Angkasa with Amsteel Corporation Berhad, Lion Corporation Berhad and Lion Land Berhad (collectively the " Lion Group") on 5 July 2000 which sets out an overall corporate and debt restructuring scheme for the Lion Group as a whole ("Proposed GWRS") and subsequent announcements on 19 October 2000, 26 February 2001, 30 March 2001, 2 May 2001, 8 October 2001 and 26 March 2002 on the revisions to and the progress of the Proposed GWRS.

The Proposed GWRS is intended to regularise the financial position of the Lion Group (including the Angkasa

ANGKASA MARKETING BERHAD (41515-D)

Secretary 20 MAY 2002

Group) and provide the Lion Group with the financial ability to meet its financial commitments to its creditors and in the long term, to regain a position of profitability. The Proposed GWRS would also address the aforesaid deficit in the consolidated adjusted shareholders' equity of Angkasa.

The Proposed GWRS is subject to the approvals of the relevant authorities/parties as set out in Table I and the respective approval obtained todate are indicated thereagainst.

Messrs Ernst & Young has been appointed as the Independent Adviser to advise the minority shareholders of Angkasa on the fairness and reasonableness of the terms of the proposals within the Proposed GWRS which relate to the Angkasa Group.

With regard to items (2) and (3) above, Angkasa will be announcing the status of the Proposed GWRS on a monthly basis and submitting monthly reports to the KLSE.

In relation to item (4) above, no particular obligation has been imposed by the KLSE. As for item (5) above, the appointment of a monitoring accountant is not required as Angkasa does not fall within the criteria set out in paragraph 6.1 of PN4.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I

	Approval from	Obtained on
i)	Ministry of International Trade and Industry	23 April 2002
ii)	Foreign Investment Committee	27 April 2002 and 7 May 2002
iii)	Bank Negara Malaysia	3 May 2002
iv)	Securities Commission	pending
v)	Kuala Lumpur Stock Exchange	pending
vi)	Scheme Creditors	pending
vii)	Shareholders of Angkasa and all other participating companies concerned	pending
viii)	Sanction by the High Court pursuant to Sections 64 and 176 (1) of the Companies Act, 1965	Orders granted by the High Court to convene the Financial Institution Creditors'/Members' meetings of the relevant companies to approve the Proposed GWRS before 1 October 2001 pursuant to Section 176(1) of the Companies Act, 1965.
ix)	Any other relevant authorities	

ANGKASA MARKETING BERHAD (41515-D)

Secretary

20 MAY 2002

Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA** on **20-05-2002 05:40:14 PM**
Reference No **AA-020520-51C9C**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**ANGKASA MARKETING BERHAD**
* Stock name	:	**ANGKASA**
* Stock code	:	**5061**
* Contact person	:	**Wong Phooi Lin**
* Designation	:	**Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANGKASA MARKETING BERHAD

Proposed Subscription of 2,530,000 new ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing 9.19% of the enlarged share capital of ATE, by Tan Sri Cheng Heng Jem ("Proposed Subscription"); and

Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in ATE, representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal")

* **Contents :-**

The Board of Directors of Angkasa Marketing Berhad ("AMB") refers to the announcements made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001, 20 November 2001, 28 December 2001, 9 January 2002, 22 February 2002, 30 April 2002 and 9 May 2002 by AMB and/or its adviser, RHB Sakura Merchant Bankers Berhad in respect of the above matter ("Said Announcements") and wishes to announce that:

1. AMBV has sought clarification with the Securities Industry Council, Singapore ("SIC") and will submit an appeal to the SIC to allow AMBV to exercise the Consideration Warrants within a period longer than 3 months, i.e. 3 years' period, from the date of obtaining LAP shareholders' approval for a separate resolution to waive their rights to receive a general offer from AMBV and parties acting in concert with AMBV.

2. by a letter dated 20 May 2002, LAP informed AMBV that the Foreign Investment Committee, Malaysia ("FIC") has approved the proposed acquisition of ATE from AMBV ("FIC Approval") subject to the following conditions:

   2.1 ATE reduces its foreign equity interest to not more that 30% before 30 June 2003; and

   2.2 ATE increases its bumiputra equity interest to not less than 30% before 30 June 2003;

ANGKASA MARKETING BERHAD (41515-D)

Secretary 20 MAY 2002

collectively referred to as "FIC's Conditions".

LAP confirmed that it accepts the FIC's Conditions.

3. as at the date of this announcement, the following conditions precedent for the Proposed Disposal are still outstanding:

   3.1.1 the approval of the Securities Commission;
   3.1.2 completion of the Proposed Internal Restructuring of ATE and Proposed Subscription (as more particularly set out in the Said Announcements);
   3.1.3 the approval of the shareholders of AMB and LAP at their respective extraordinary general meetings to be convened for the Proposed Subscription and/or Proposed Disposal, as the case may be;
   3.1.4 the approval of the Singapore Exchange Securities Trading Limited for the Proposed Disposal and the listing and quotation of the new LAP shares to be issued pursuant to the Proposed Disposal;
   3.1.5 LAP being satisfied with the findings of the legal due diligence review on the ATE group;
   3.1.6 the land use rights and property ownership rights from the Chinese partner of ATE to Hefei Jianghuai Automotive Co Ltd and Anhui Jianghuai Automotive Chassis Co Ltd, being obtained;
   3.1.7 the approvals of the Provincial Commission on Foreign Trade and Economic Cooperation of the People's Republic of China ("PRC") for certain aspect of the Proposed Internal Restructuring of ATE; and
   3.1.8 the consent or approval of any relevant governmental authorities and other relevant regulatory bodies in Malaysia, Singapore and the PRC, if required.

AMB will inform the Exchange of any further developments in respect of the Proposed Subscription and/or Proposed Disposal.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....
Secretary

20 MAY 2002